# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SuperCom Ltd, CIK 0001291855
CUSIP: M87095309
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1 ARIE SHENKAR STREET, 1 ARIE SHENKAR STREET, HERTZLIYA, Israel (L3), 4672501
Date of event which requires filing of this statement: 05/12/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001961711-25-000003
Filed by CIK 0001961711

## Reporting persons
- Mas Alpha Securities Fund LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); sole voting power 302,196; shared voting power 0; sole dispositive power 302,196; shared dispositive power 0; aggregate amount beneficially owned 302,196 (6.8% of the class)

## Item 1. Issuer
Name of issuer: SuperCom Ltd
Address of issuer's principal executive offices: 1 ARIE SHENKAR STREET, 1 ARIE SHENKAR STREET, HERTZLIYA, ISRAEL, 4672501.

## Item 2. Person Filing
Name of person filing:
Mas Alpha Securities Fund LP
Jose Miguel Mas
Address of principal business office or, if none, residence:
800 South Douglas Rd.
Suite 1200
Coral Gables, FL 33134
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 302,196
Percent of class: 302,196/ 4,448,300 = 6.79%
Sole power to vote or to direct the vote: 302,196
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 302,196
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mas Alpha Securities Fund LP: Jose Mas, Founder/CEO (08/05/2025)